SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)(1)

                                 AUTOINFO, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    052777109
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                                 (CUSIP number)

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                        750 Lexington Avenue - 27th Floor
                            New York, New York 10022
                                 (212) 446-5217
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 16, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
                             Exhibit Index on Page 7
- --------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                      PF
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
- --------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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  NUMBER OF          7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,126,000
   OWNED BY
     EACH
  REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                  -0-
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                  1,126,000
                 ---------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  -0-
- --------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                        1,126,000
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.2%
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    14          TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN G. LICHTENSTEIN
- --------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
     3          SEC USE ONLY

- --------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      PF
- --------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
- --------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
- --------------------------------------------------------------------------------
  NUMBER OF          7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,126,100
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                  -0-
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 1,126,100
                 ---------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                 -0-
- --------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       1,126,100
- --------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
- --------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.2%
- --------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              This  constitutes  Amendment  No.  6  ("Amendment  No.  6") to the
Schedule 13D filed by the undersigned on February 17, 1995, as amended (the "Schedule 13D"). This Amendment No. 6 amends or supplements the Schedule 13D as specifically set forth.


Item 2 is amended in its entirety to read as follows:

Item 2.       IDENTITY AND BACKGROUND.

              This Schedule 13D is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel") and Warren G. Lichtenstein.

              Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC") is the general partner of Steel. Pursuant to an agreement dated as of July 1, 1996 by and between Warren Lichtenstein and Lawrence Butler, Warren Lichtenstein became the sole executive officer and managing member of Partners LLC. Mr. Lichtenstein serves as Chairman of the Board, Chief Executive Officer and Secretary of Partners LLC. Prior to July 1, 1996, Lawrence Butler was a Managing Member and executive officer of Partners LLC along with Warren Lichtenstein. Accordingly, Lawrence Butler is no longer a Reporting Person.

              Pursuant to this Amendment No. 6, the AutoInfo Stockholders Committee and Jack Howard are no longer Reporting Persons.

              The principal business of Steel is investing in the securities of micro-cap companies. The principal business of Mr. Lichtenstein is investing in securities of micro-cap companies. The principal business address of Steel, Mr. Lichtenstein and Partners LLC is 750 Lexington Avenue, 27th Floor, New York, New York 10022. Mr. Lichtenstein is a citizen of the United States of America.

              During the past five years, none of Steel, Warren G. Lichtenstein, or Partners LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4 is supplemented to read as follows:

Item 4.       PURPOSE OF TRANSACTION.

              On September 16, 1996, Warren Lichtenstein, on behalf of Steel, sent the letter attached hereto as Exhibit E to the Board of Directors of the Company.


Item 5(a) is amended to read in its entirety as follows:

Item 5.       Interest in Securities of the Issuer.

              (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,954,752 Shares outstanding, which is the total number of Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

As of the close of business on September 16, 1996:

              Steel beneficially owns 1,126,000 Shares of Common Stock, constituting approximately 14.2% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,126,100 Shares of Common Stock representing approximately 14.2% of the Shares outstanding, by virtue of his authority to vote and dispose of the 1,126,000 Shares owned by Steel. Mr. Lichtenstein has sole voting and dispositive power with respect to the 100 Shares owned by him. All of such Shares acquired by Steel and Mr. Lichtenstein were acquired in open-market transactions.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit E -      Letter  from  Warren  Lichtenstein  to  the  Board  of
                          Directors of the Issuer, dated September 16, 1996.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 1996


                                        STEEL PARTNERS II, L.P.,

                                        By:      STEEL PARTNERS, L.L.C.,
                                                 general partner


                                        By: /S/ WARREN G. LICHTENSTEIN
                                            -----------------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer



                                        /S/ WARREN G. LICHTENSTEIN
                                        ---------------------------------------
                                            Warren G. Lichtenstein

                                  EXHIBIT INDEX



                                                                            PAGE

      EXHIBIT

         A Form of Agreement of Limited Partnership, of Steel Partners II, L.P. (previously filed).

         B            Joint Filing Agreement among Steel,
                      Warren G. Lichtenstein, Lawrence Butler
                      and Jack L. Howard. (previously filed).

         C            Letter from counsel to AutoInfo
                      Stockholders Committee to counsel to the Company dated May 1, 1995. (previously filed).

         D            Press Release dated June 27, 1995.
                      (previously filed).

         E            Letter from Warren Lichtenstein to the                  8
                      Board of Directors of the Issuer, dated
                      September 16, 1996.